FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 2005

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Companies Act 1985 Section 198 - Disclosure of Interest in Voting Shares in Public Companies”, dated 2 August 2005.

2.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 4 August 2005.

3.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 8 August 2005.

4.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 10 August 2005.

5.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 11 August 2005.

6.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 12 August 2005.

7.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 15 August 2005.

8.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 17 August 2005.

9.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 18 August 2005.

10.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 19 August 2005.

11.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 23 August 2005.

12.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 24 August 2005.

13.	Press release entitled, “Dealing by Directors – Companies Act 1985 Sections 324/329. Transactions by Persons Discharging Managerial Responsibilities – Disclosure Rules DR 3.1.2R”, dated 25 August 2005.

14.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 26 August 2005.

15.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 31 August 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date:	09 September 2005	By:	/s/ A C N Kemp

			Name:	A C N Kemp
			Title:	Assistant Secretary

Item 1

Companies Act 1985 Section 198
Disclosure of Interest in Voting Shares in Public Companies

On 1 August 2005, we were informed by Wellington Management Company, LLP, a registered investment advisor in the US, that its interest in the USD0.25 Ordinary Shares of AstraZeneca PLC had increased to 81,304,301 shares (5.03 per cent of the current issued ordinary share capital) from the previously notified level of 66,097,762 shares (4.04 per cent).

G H R Musker
Company Secretary
2 August 2005

Item 2

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 3 August 2005, it purchased for cancellation 1,000,000 ordinary shares of AstraZeneca PLC at a price of 2585 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,616,725,724.

G H R Musker
Company Secretary
4 August 2005

Item 3

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 5 August 2005, it purchased for cancellation 1,000,000 ordinary shares of AstraZeneca PLC at a price of 2619 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,615,785,417.

G H R Musker
Company Secretary
8 August 2005

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 9 August 2005, it purchased for cancellation 1,000,000 ordinary shares of AstraZeneca PLC at a price of 2588 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,614,835,166.

G H R Musker
Company Secretary
10 August 2005

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 10 August 2005, it purchased for cancellation 800,000 ordinary shares of AstraZeneca PLC at a price of 2590 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,614,052,964.

G H R Musker
Company Secretary
11 August 2005

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 11 August 2005, it purchased for cancellation 925,000 ordinary shares of AstraZeneca PLC at a price of 2581 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,613,158,766.

G H R Musker
Company Secretary
12 August 2005

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 12 August 2005, it purchased for cancellation 1,000,000 ordinary shares of AstraZeneca PLC at a price of 2591 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,612,166,149.

G H R Musker
Company Secretary
15 August 2005

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 16 August 2005, it purchased for cancellation 800,000 ordinary shares of AstraZeneca PLC at a price of 2607 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,611,413,360.

G H R Musker
Company Secretary
17 August 2005

Item 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 17 August 2005, it purchased for cancellation 900,000 ordinary shares of AstraZeneca PLC at a price of 2588 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,610,523,863.

G H R Musker
Company Secretary
18 August 2005

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 18 August 2005, it purchased for cancellation 1,000,000 ordinary shares of AstraZeneca PLC at a price of 2577 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,609,541,887.

G H R Musker
Company Secretary
19 August 2005

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 22 August 2005, it purchased for cancellation 650,000 ordinary shares of AstraZeneca PLC at a price of 2555 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,608,910,073.

G H R Musker
Company Secretary
23 August 2005

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 23 August 2005, it purchased for cancellation 1,000,000 ordinary shares of AstraZeneca PLC at a price of 2551 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,607,914,100.

G H R Musker
Company Secretary
24 August 2005

Item 13

Dealing by Directors
Companies Act 1985 Sections 324/329

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rules DR 3.1.2R

We hereby inform you that on 24 August 2005 Dr John Buchanan, a Director of the Company, purchased 2,000 AstraZeneca PLC USD0.25 Ordinary Shares at a price of 2532 pence per share.

Following this purchase, Dr Buchanan’s total holding in the Company is 2,500 shares, which represents approximately 0.0002% of the issued ordinary capital of the Company.

G H R Musker
Company Secretary
25 August 2005

Item 14

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 25 August 2005, it purchased for cancellation 1,000,000 ordinary shares of AstraZeneca PLC at a price of 2513 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,606,918,200.

G H R Musker
Company Secretary
26 August 2005

Item 15

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 30 August 2005, it purchased for cancellation 900,000 ordinary shares of AstraZeneca PLC at a price of 2526 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,606,024,662.

G H R Musker
Company Secretary
31 August 2005